# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ArriVent BioPharma, Inc., CIK 0001868279
CUSIP: 04272N102
Title of class of securities: Common Stock, $0.0001 Par Value per Share
Address of issuer's principal executive offices: 18 Campus Boulevard Suite 100, Newtown Square, Pennsylvania (PA), 19073
Date of event which requires filing of this statement: 10/06/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001930214

## Reporting persons
- Vivo Opportunity Fund Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,514,446; shared voting power 0; sole dispositive power 1,514,446; shared dispositive power 0; aggregate amount beneficially owned 1,514,446 (3.1% of the class)
- Vivo Opportunity Co-Invest, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 176,752; shared voting power 0; sole dispositive power 176,752; shared dispositive power 0; aggregate amount beneficially owned 176,752 (0.3% of the class)
- Vivo Opportunity Co-Invest (Cycle 3), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 781,503; shared voting power 0; sole dispositive power 781,503; shared dispositive power 0; aggregate amount beneficially owned 781,503 (1.6% of the class)
- Vivo Opportunity, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,472,701; shared voting power 0; sole dispositive power 2,472,701; shared dispositive power 0; aggregate amount beneficially owned 2,472,701 (5% of the class)
- Vivo Opportunity Cayman Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 152,971; shared voting power 0; sole dispositive power 152,971; shared dispositive power 0; aggregate amount beneficially owned 152,971 (0.3% of the class)
- Vivo Opportunity Cayman, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 152,971; shared voting power 0; sole dispositive power 152,971; shared dispositive power 0; aggregate amount beneficially owned 152,971 (0.3% of the class)

## Item 1. Issuer
Name of issuer: ArriVent BioPharma, Inc.
Address of issuer's principal executive offices: 18 Campus Boulevard Suite 100, Newtown Square, PA, 19073

## Item 2. Person Filing
Name of person filing:
Vivo Opportunity Fund Holdings, L.P., Vivo Opportunity Co-Invest, L.P. and Vivo Opportunity Co-Invest (Cycle 3), L.P. and their General Partner Vivo Opportunity, LLC.

Vivo Opportunity Cayman Fund, L.P. and its General Partner Vivo Opportunity Cayman, LLC.
Address of principal business office or, if none, residence: 192 Lytton Avenue, Palo Alto, CA 94301
Citizenship:
Vivo Opportunity Fund Holdings, L.P., Vivo Opportunity Co-Invest, L.P. and Vivo Opportunity Co-Invest (Cycle 3), L.P. are Delaware limited partnerships.

Vivo Opportunity, LLC is a Delaware limited liability company.

Vivo Opportunity Cayman Fund, L.P. is a Cayman Islands limited partnership.

Vivo Opportunity Cayman, LLC is a Cayman Islands limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Vivo Opportunity, LLC may be deemed to beneficially own an aggregate of 2,472,701 shares of the Issuer's Common Stock, consisting of (i) 1,514,446 shares of Common Stock of the Issuer held of record by Vivo Opportunity Fund Holdings, L.P., (ii) 176,752 shares of Common Stock of the Issuer held of record by Vivo Opportunity Co-Invest, L.P., and (iii) 781,503 shares of Common Stock of the Issuer held of record by Vivo Opportunity Co-Invest (Cycle 3), L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P., Vivo Opportunity Co-Invest, L.P. and Vivo Opportunity Co-Invest (Cycle 3), L.P.

Vivo Opportunity Cayman, LLC may be deemed to beneficially own 152,971 shares of Common Stock of the Issuer held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
Percent of class:
Vivo Opportunity Fund Holdings, L.P.: 3.1%
Vivo Opportunity Co-Invest, L.P.: 0.3%
Vivo Opportunity Co-Invest (Cycle 3), L.P.: 1.6%
Vivo Opportunity, LLC: 5.0%
Vivo Opportunity Cayman Fund, L.P.: 0.3%
Vivo Opportunity Cayman, LLC: 0.3%

The percentages reported in this Item 4(b) are based on 49,307,729 shares of Common Stock of the Issuer outstanding, as of August 10, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on August 12, 2026.
Sole power to vote or to direct the vote:
Vivo Opportunity Fund Holdings, L.P.: 1,514,446 shares of Common Stock
Vivo Opportunity Co-Invest, L.P.: 176,752 shares of Common Stock
Vivo Opportunity Co-Invest (Cycle 3), L.P.: 781,503 shares of Common Stock
Vivo Opportunity, LLC: 2,472,701 shares of Common Stock
Vivo Opportunity Cayman Fund, L.P.: 152,971 shares of Common Stock
Vivo Opportunity Cayman, LLC: 152,971 shares of Common Stock
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
Vivo Opportunity Fund Holdings, L.P.: 1,514,446 shares of Common Stock
Vivo Opportunity Co-Invest, L.P.: 176,752 shares of Common Stock
Vivo Opportunity Co-Invest (Cycle 3), L.P.: 781,503 shares of Common Stock
Vivo Opportunity, LLC: 2,472,701 shares of Common Stock
Vivo Opportunity Cayman Fund, L.P.: 152,971 shares of Common Stock
Vivo Opportunity Cayman, LLC: 152,971 shares of Common Stock
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Vivo Opportunity Fund Holdings, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity, LLC, General Partner (10/13/2026)
- Vivo Opportunity Co-Invest, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity, LLC, General Partner (10/13/2026)
- Vivo Opportunity Co-Invest (Cycle 3), L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity, LLC, General Partner (10/13/2026)
- Vivo Opportunity, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (10/13/2026)
- Vivo Opportunity Cayman Fund, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity Cayman, LLC, General Partner (10/13/2026)
- Vivo Opportunity Cayman, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (10/13/2026)